SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

854305208

(CUSIP Number)

Steven A. Hale II Manager Hale Partnership Capital Management, LLC 5960 Fairview Road, Suite 432 Charlotte, NC 28210 (704) 970-2012	Justyn R. Putnam Managing Member TALANTA Investment Group, LLC 401 N. Tryon Street, 10th Floor Charlotte, NC 28202 (704) 904-1450	with a copy to Paul J. Foley Kilpatrick Townsend & Stockton LLP 1114 Avenue of the Americas New York, NY, 10036-7703 (212) 775-8712

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box       [   ]

(Continued on following pages)

CUSIP NO. 854305208	13D/A	Page 2

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 579,266 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 579,266 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,266 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 854305208	13D/A	Page 3

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 579,266 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 579,266 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,266 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D/A	Page 4

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 527,650 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 527,650 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,650 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D/A	Page 5

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 51,616 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 51,616 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,616 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D/A	Page 6

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 579,266 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 579,266 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,266 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 854305208	13D/A	Page 7

1	NAMES OF REPORTING PERSONS TALANTA INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 234,986 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 234,986 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,986 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D/A	Page 8

1	NAMES OF REPORTING PERSONS TALANTA FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 234,986 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 234,986 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,986 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D/A	Page 9

1	NAMES OF REPORTING PERSONS JUSTYN R. PUTNAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 234,986 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 234,986 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,986 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on December 22, 2014, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on December 30, 2014 (collectively the “Schedule 13D”), filed by the Reporting Persons with respect to the shares of Common Stock, $0.02 par value (“Common Stock”), issued by Stanley Furniture Company, Inc. (the “Issuer”).

The following items of the Schedule 13D are hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following at the end of the current disclosures thereunder:

On February 12, 2015, the Reporting Persons entered into an agreement with the Issuer (the “Agreement”), pursuant to which the Issuer has expanded its Board of Directors to six members and elected Jeffery S. Gilliam to fill the new position effective immediately, with a term ending at the Issuer’s 2017 annual meeting of stockholders.  The Funds had previously nominated Mr. Gilliam as one of two candidates for election to the Board of Directors at the Issuer’s upcoming 2015 annual meeting of stockholders.  Also pursuant to the Agreement, the Funds have withdrawn their nominations with respect to the 2015 annual meeting of stockholders. The Agreement contains various other terms and provisions, including with respect to standstill and voting commitments entered into by the Reporting Persons.

The foregoing summary description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 to the Current Report on Form 8-K that was filed with the SEC by the Issuer on February 12, 2015 and is incorporated herein by this reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end of the current disclosures thereunder:

On February 12, 2015, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above.

Item 7.	Material to be Filed as Exhibits

The following document is filed as an Exhibit.

Exhibit Number 3	Description Agreement, Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on February 12, 2015, and incorporated herein by this reference.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	February 13, 2015

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, LP

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

MGEN II – HALE FUND, LP

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II

TALANTA INVESTMENT GROUP, LLC

By:	/s/ Justyn R, Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

TALANTA FUND, LP

By:	TALANTA Investment Group, LLC,
its General Partner

	By:	/s/ Justyn R, Putnam
	Name:	Justyn R. Putnam
	Title:	Managing Member

/s/ Justyn R, Putnam
JUSTYN R. PUTNAM